UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, May 2013

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F        ___________    Form 40-F    _____X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:                      May 9, 2013                                        PRECISION DRILLING CORPORATION

By:           /s/ Joanne L. Alexander
Name:     Joanne Alexander
Title:       Senior Vice President, General Counsel and
Corporate Secretary

Exhibit                                DESCRIPTION

99.1	PRECISION DRILLING CORPORATION ANNOUNCES THE FINAL 2013 ANNUAL MEETING BOARD OF DIRECTOR ELECTION RESULTS